Exhibit 99.2
RECENT DEVELOPMENTS
Bolivia: TOTAL files declaration of commerciality for the Itau field
On August 4, 2009, TOTAL announced that it has filed a declaration of commerciality with the Bolivian authorities for the Itau gas field.
Itau was discovered in 1999 in Block XX Tarija West and is operated by TOTAL with 75% equity.
The production from this field will be transported using existing infrastructure on the neighbouring San Alberto gas field, operated by Petrobras. Itau is scheduled to start up mid-2010 and its expected production will be 50 million standard cubic feet per day (1.4 million cubic metres per day).
Located in the prolific foothills of the Andean Cordillera, Block XX contains reserves of gas condensate in fractured sandstones reservoirs of the Devonian period.
Serious Accident at the Total Petrochemicals Plant in Gonfreville, France
A serious accident occurred at the Total Petrochemicals plant in Gonfreville. France, at 9:14 a.m. on August 4, 2009 when, for reasons as yet unexplained, an empty sulphuric acid tank overturned during repairs. A Total Petrochemicals employee and two contractor employees were injured, two seriously.
Supported by the local fire and emergency services, Total Petrochemicals‘ emergency responders provided first aid and transferred the injured to hospitals in Le Havre. One of the three injured was discharged from the hospital yesterday afternoon. Eight other people in a state of shock were treated at the site clinic, with the help of the firefighters.
New Audit Committee chairperson and financial expert
At its meeting on July 28, 2009, TOTAL’s Audit Committee appointed Ms. Patricia Barbizet as chairperson of the Audit Committee, replacing Mr. Antoine Jeancourt-Galignani.
At its meeting on July 30, 2009, TOTAL’s Board of Directors designated Mr. Bertrand Jacquillat as the Audit Committee’s financial expert, replacing Mr. Jeancourt-Galignani. Mr. Jacquillat is an independent member of the Board of Directors in accordance with the NYSE listing standards applicable to TOTAL, as are the other members of the Audit Committee.
TOTAL awarded new offshore exploration block in Cameroon
On July 21, 2009, TOTAL announced that its 75.8%-owned affiliate, Total Exploration & Production Cameroon, has been awarded by the Ministry of Industry, Mining and Technological Development of Cameroon the Lungahe exploration block in the offshore Rio del Rey basin. Total Exploration & Production Cameroon will operate this block with a 100% participation stake. The 83.6 square kilometer block is located near concessions and permits operated by TOTAL in Cameroon.
Appointment of new treasurer
On July 16, 2009, TOTAL announced that Jérôme Schmitt, Vice-President Investor Relations since 2004, was appointed Group Treasurer, effective September 1, 2009. Mr. Schmitt shall succeed Charles Paris de Bollardière.
Accident at the Carling-Saint-Avold plant
On July 15, 2009, a serious accident occurred at the Total Petrochemicals France plant in Carling-Saint-Avold. To the great regret of the Group, two people sadly lost their lives in the accident and six others were taken to the hospital and subsequently released. The accident occurred during operations to restart the steamcracker which was shut down following storms. In the course of these operations, a steam generator exploded. The causes of the explosion are not yet known. A judicial inquiry has begun and an internal investigation is also under way.
A victim support group is being set up to provide information and counseling to the victims’ families and colleagues. The Group is profoundly distressed by this accident and expresses its heartfelt condolences and sympathy to all the victims and their families.
Production start-up of Tyrihans oil and gas field
On July 8, 2009, TOTAL announced that the Tyrihans oil and gas field in the Norwegian Sea started production. This field, in which TOTAL owns a 23.18% interest, is the largest field to be brought on stream in Norway in 2009. Development drilling operations will continue over the next two years. TOTAL’s share of production is expected to average around 25,000 barrels of oil equivalent per day over the next decade. On the Tyrihans field, the partners are StatoilHydro (operator, 58.84%), Total E&P Norge (23.18%), Mobil Development Norway (11.75%) and Eni Norge (6.23%).
TOTAL signs heads of agreement with Novatek for the acquisition of a 49% interest in Terneftegas and the joint-development of the Termokarstovoye field
On June 24, 2009, TOTAL announced that it had signed Heads of Agreement (HOA) with Novatek to acquire a 49% interest in Terneftegas, Novatek’s wholly-owned subsidiary. Novatek will maintain the remaining 51% interest.
Terneftegas holds a license to develop and produce gas and condensates in the onshore Termokarstovoye field located in the Yamalo-Nenets region. Termokarstovoye is situated approximately 250 kilometers East of Tarkosale where Novatek operates a processing facility for its own onshore production. The field has a potential of more than 47.3 billion cubic meters of gas and about 10.3 million tons of condensate. Novatek and TOTAL will carry out additional appraisal and development studies on the Termokarstovoye field with the objective to launch the project in 2011.
The deal shall be closed upon approval of the Federal Antimonopoly Service.

TOTAL exercises its pre-emptive rights over the shares offered for sale of the Vlissingen refinery by Dow Chemical (45%) and receives a binding offer from Lukoil
On June 19, 2009, TOTAL, the majority shareholder (55%) of the Vlissingen refinery, exercised its pre-emptive rights over the shares (45%) of this asset that were offered for sale by Dow Chemical.
Concurrently, Lukoil submitted to TOTAL a binding purchase offer for these shares (45%), which constitutes the development of a new partnership between the two companies. Russian crude oil, for which Lukoil is one of the major suppliers, represents one of the main sources of the Vlissingen refinery. More broadly, this type of crude oil represents a significant portion for the supply of TOTAL’s European refineries.
This transaction is subject to approval by the relevant authorities.
TOTAL awarded participation interest in the PL 535 license in the Barents Sea
On June 4, 2009, TOTAL announced that following the twentieth licensing round organized by the Ministry of Petroleum and Energy in Norway, its affiliate, Total E&P Norge AS, has been awarded a 40% interest and operatorship in the PL 535 production license in the Barents Sea.
With this new license, TOTAL continues to build its portfolio for a long-term presence in Norway. TOTAL is firmly committed to actively pursuing, both as operator and partner, future opportunities to explore and develop Norway’s oil and gas resources.
The Barents Sea PL 535 license covers blocks 7225/3 and 7226/1, containing the “Nordvarg” prospect. The license, located at a depth of about 370 meters, is situated approximately 275 kilometers from the Snøhvit LNG plant at Melkøya (TOTAL 18.4%), near Hammerfest on the North Norwegian coast. Alongside Total E&P Norge AS, Aker Exploration AS, Rocksource ASA and North Energy AS, have each been awarded a 20% interest in the exploration license.
Significant gas condensate discovery in Colombia
On June 3, 2009, TOTAL announced the discovery of a significant gas condensate field in the Niscota block of the Andes foothills, 300 kilometers north east of Bogota, Colombia. TOTAL owns a 50% interest in the block, alongside partners Talisman Energy Inc. (30%) and Hocol (operator, 20%).
The exploration well, Huron-1, drilled a prospect to a depth of approximately 5,500 meters in a heavily faulted area, and encountered several reservoirs, one of which was tested at 3,400 barrels per day of gas condensate. The other reservoirs are still to be tested. The appraisal of the Huron-1 structure is underway with the start of a 3D seismic campaign aiming to precisely define the importance of this discovery and to locate future appraisal wells.
The Niscota gas condensate discovery further strengthens TOTAL’s interest in exploring in Colombia.